

December 22, 2009

<u>Via U.S. Mail</u>

Mr. Randal Hardy
Chief Executive Officer
Timberline Resources Corporation
101 East Lakeside Avenue
Coeur d'Alene, ID 83814

> **Re:** **Timberline Resources Corporation**
> **Amendment No. 2 to Form S-3**
> **Filed December 9, 2009**
> **File No. 333-162631**

Dear Mr. Hardy:

We have reviewed your response letter and amended filing and have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note that your registration statement incorporates by reference your annual report on Form 10-K for the fiscal year ended September 30, 2009. We also note that your annual report on Form 10-K incorporates disclosure regarding your officers and directors by reference to your proxy statement for your 2010 annual meeting of shareholders, and that such proxy statement has not been filed. Before your registration statement is declared effective, you must either file the definitive proxy statement or include the officer and director information in an amendment to your annual report on Form 10-K.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile

        Jason K. Brenkert, Esq.
        (303) 629-3450